

December 20, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the V-Shares US Leadership Diversity Fund, a series of Managed Portfolio Series, under the Exchange Act of 1934.

Sincerely,